No. 28/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.

Date: June 28, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Giovanni Conti new CEO of Swisscom Broadcast Ltd

A change of management at the head of Swisscom Broadcast Ltd (BCS): Giovanni Conti, currently head of Broadband Services at Bluewin Ltd, will become the new CEO of Swisscom Broadcast Ltd from 10 June 2002.

The current CEO, Andreas Zipp, will be leaving BCS on 10 June. In October he will complete a Master of Business Administration (MBA) at IMD in Lausanne before taking up a new challenge. Swisscom would like to thank Andreas Zipp for his valuable services.

BCS, since 1 January 2002 a public limited company, is responsible for the nationwide transmission of radio and television programmes. This includes over 500 transmission locations in Switzerland. The most important customers are SRG SSR idée suisse and numerous private radio and television broadcasters. The company has 230 employees who in 2001 generated revenues of CHF 180 million.

Bern, 5 June 2002

Swisscom Ltd
Group Media Relations
3050 Bern

Phone: +41 31 342 91 93
Fax: +41 31 342 06 70

www swisscom.com
media@swisscom.com

Swisscom gives a new focus to its international Wholesale business

Swisscom is centralising its sales operations for international Wholesale products in Switzerland and closing local sales offices in several European countries. Swisscom has taken this step because of sustained pressure on prices and margins in the international data and voice businesses.

The European sales organisations of Swisscom Fixnet Wholesale in Amsterdam, Brussels, Frankfurt, London, Milan and Paris are affected. Individual solutions will be sought for the 20 employees concerned. Swisscom is examining a management buy-out for the remaining sales office in Washington (Swisscom North America).

Swisscom will retain its international EOSNET broadband network, which links the six European sales offices with each other and its participations in transatlantic submarine cables. Customer care for Wholesale customers will be provided directly from Switzerland.

Bern, 27 June 2002

Swisscom AG
Group Media Relations
CH-3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www.swisscom.com
media@swisscom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: i.A. ....

Name: Rolf Zaugg
Title: Senior Counsel
a. i. Head of GLS-Corporate & Financial Law

Date: June 28, 2002